GREY

                             GREY ADVERTISING INC.

                             1994 FINANCIAL REPORT

                             Grey Advertising Inc.
                                777 Third Avenue
                            New York, New York 10017
                                  212-546-2000

                           WHO WE ARE AND WHAT WE DO

     Grey Advertising Inc. ("Company") was founded in 1917 as Grey Studios and was incorporated in New York in 1925; it was reincorporated in Delaware 49 years later. Its stock was first sold to the public in 1965. Since its inception, the Company has engaged in the creation and placement of advertising. The Company engages in the planning, creation, production and placement of advertising in various media including television, radio, newspaper and magazines. The Company has developed an expertise in and offers its clients such additional services as marketing consultation, audio-visual production, direct marketing, media buying, research, product publicity, public relations and sales promotion.

     The Company does business in only one industry segment, and no separate class of similar services contributed 10% or more of the Company's gross income or net income during 1994, 1993 or 1992. While the Company operates on a worldwide basis, for the purposes of presenting certain financial information in accordance with Securities and Exchange Commission rules, the Company's operations are deemed to be conducted in three geographic areas. Information relating to this appears in Note N to the Consolidated Financial Statements.

                                BID PRICES* AND
                           DIVIDEND HISTORY 1993-1994

                                               DOLLARS PER
                                                  SHARE
                                              --------------         DIVIDENDS
                                              HIGH       LOW         PER SHARE
                                              -----      ---         ---------
1993   First Quarter.......................    157       132            .775
       Second Quarter......................    165       143            .775
       Third Quarter.......................    189       166            .775
       Fourth Quarter......................    187       174           .8125

1994   First Quarter.......................    196       178           .8125
       Second Quarter......................    195       182           .8125
       Third Quarter.......................    190       159           .8125
       Fourth Quarter......................    165       144            .875

- - ---------------

 *Such over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Note: Stockholders of Record -- Common Stock 505 (6/1/95);
      Limited Duration Class B Common Stock 307 (6/1/95).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS

     Income from commissions and fees ("gross income") increased 4.6% in 1994 and 0.5% in 1993 as compared to the respective prior years. Absent exchange rate fluctuations, gross income increased 6.0% in 1994 and 5.9% in 1993 as compared to the respective prior years. In 1994, 1993 and 1992, respectively, 46.8%, 47.2% and 42.7% of consolidated gross income was attributable to domestic operations and 53.2%, 52.8% and 57.3% respectively, to international operations. The increases in gross income in both years primarily resulted from expanded activities from existing clients and the continued growth of the Company's general agency and specialized operations. In 1994, gross income from domestic operations increased 3.5% versus 1993 and was up 11.1% in 1993 versus 1992. Gross income from international operations increased 5.6% in 1994 when compared to 1993 after a decrease of 7.4% in 1993. The decrease in international gross income in 1993 was partially attributable to a general slow down of advertising activity in certain markets and the relative strength of the United States dollar.

     Salaries and employee-related expenses increased 6.2% in 1994 and less than 1%, in 1993 as compared to the respective prior years. Office and general expenses, absent the goodwill write-off (discussed below), increased 3.3% in 1994 and 2.1% in 1993 versus respective prior years. The increases in expenses are generally in line with the increases in gross income shown for such years.

     In the fourth quarter of 1994, the Company wrote-off $39,944,000 of goodwill. The non-cash write-off related almost exclusively to international acquisitions made by the Company principally in the 1980's. The carrying value of the Company's goodwill prior to the write-off was approximately $84,000,000 and the write-off was associated with 34 of the almost 100 investments for which the Company had unamortized goodwill. The portion of the write-off relating to advertising agencies was approximately $31,295,000 and $8,649,000 related to public relations agencies. Significant amounts of these write-offs related to operations in the United Kingdom.

     The widely recognized international recession seriously affected the advertising industry, particularly in Western Europe, where the Company has its largest and most developed international operations. As the recession abated in the latter part of 1994, the Company was able to assess more clearly the long-term prospects of the affected operations. At that point, and in connection with the annual business plan meetings which took place in the fourth quarter, it became clear that the goodwill associated with a number of the agencies had become permanently impaired. Management's projections indicated that anticipated future cash flows for these specific operations would not, as would be expected in a normal post-recession environment, recover sufficiently to cover amortization of the associated goodwill. The gross income of the operations for which permanent impairment of goodwill was recognized in 1994 represented approximately 7%, 9% and 12% of the Company's consolidated gross income in 1994, 1993 and 1992, respectively.

     In reaching its conclusion as to the impairment of goodwill, the Company took into account certain client related developments, such as client losses or major changes in the business circumstances of clients significant to particular operations, and the departure of key management personnel. In substantially all of the 34 operations for which there were goodwill write-offs, the loss of key clients and/or key personnel specific to those operations were significant factors leading to management's determination that goodwill was impaired. While indicators of impairment may have been developing during the course of the year, until the recession abated, the business planning meetings were held and the annual analysis of recoverability of goodwill was performed, management had not determined whether permanent impairment of goodwill had occurred.

     The material portion of the goodwill write-off related to ten agencies acquired in the United Kingdom as part of a strategy to develop the Company's representation outside of the London market in the general advertising category and in certain specialized disciplines (such as retail advertising, promotional services and public relations). With the revival of the industry, a review of the Company's local market strategies, and in conjunction with several key management changes, client losses or the inability of these operations to maintain revenues with replacement or new clients, after the analysis referred to above, management concluded that the goodwill associated with these operations had been permanently impaired. While future client losses and management changes could affect the Company's operations in the United Kingdom, the Company has consolidated a number of operations, thereby lessening the likelihood of a negative impact from any instance of client or management turnover. In addition, the unimpaired goodwill balances associated with the United Kingdom operations represents less than 10% of the Company's consolidated unamortized goodwill as of December 31, 1994.

     Several of the operations where permanent impairment of goodwill was identified will continue to operate as ongoing businesses; however, management has concluded that such operations will likely continue to experience difficulties. While the Company has no intention of closing any office or terminating employees in these operations other than in the normal course of business, the Company will take prudent and reasonable actions, which may include expense reductions, consolidation of offices and perhaps making selected acquisitions to supplement those operations, as may be necessary to have such operations contribute to the Company's profitable activities.

     In 1993 and 1992, respectively, the Company wrote-off $1,939,000 and $3,065,000 of goodwill in excess of normal amortization schedules.

     The Company will continue to assess the carrying value of its goodwill by analyzing non-discounted cash flows and will recognize additional permanent impairments, if any, as they arise.

     Neither inflation nor changing prices had a material effect on revenue or expenses in 1992, 1993 or 1994.

     The effective tax rate was 1,342.9% in 1994, 52.7% in 1993 and 46.9% in 1992. The increase in the effective tax rate in 1994 as compared to 1993 is due to the goodwill write-off in the fourth quarter, which is a non-deductible expense for tax purposes. Absent the goodwill write-off, the 1994 effective tax rate would have been 52.0%, approximately the same as 1993. The increase in the effective tax rate in 1993 as compared to 1992 is primarily related to an increase in the state and local tax provision which results from a higher portion of income of consolidated companies before taxes on income being derived from domestic operations in 1993. In addition, the 1993 effective tax rate increased because the U.S. income tax statutory rate rose to 35% from 34%.

     Minority interest decreased $1,468,000 in 1994 and $3,104,000 in 1993 as compared to the respective prior years. The decreases in 1994 and in 1993 were primarily due to changes in the level of profits of majority-owned companies.

     Equity in earnings of nonconsolidated companies decreased $298,000 in 1994 and increased $1,068,000 in 1993 as compared to the respective prior years. These changes are due primarily to changes in the level of profits attributable to the nonconsolidated companies.

     The Company reported a loss of $21,378,000 for 1994 as compared to net income of $17,681,000 in 1993; absent the goodwill write-off, net income for 1994 would have been $18,566,000, an increase of 5.0% over 1993. Net income for 1993, increased 11.2% over net income in 1992. Net loss per common share for 1994 was $17.51 as compared to primary earnings per share of $13.46 in 1993. Absent the goodwill write-off, primary net income per share would have been $13.50, an increase of .3% over 1993. Primary net income per share increased 6.2% in 1993 over 1992.

     For purposes of computing primary net income per common share, the Company's net income was (i) reduced by dividends paid on the Company's Preferred Stock and (ii) reduced or increased by the increase or decrease, respectively, in redemption value of the Preferred Stock.

LIQUIDITY AND CAPITAL RESOURCES

     The Company continues to maintain a high level of liquidity, as it continued to have high levels of cash and investments in highly marketable liquid United States government securities. Cash and cash equivalents were $170,077,000 and $181,267,000 at December 31, 1994 and 1993, respectively, and the Company's investment in United States government securities was $22,463,000 and $22,425,000 at December 31, 1994
and 1993, respectively. The high level of liquidity reflects the Company's attention to the cash management process.

     Domestically, the Company maintains committed bank lines of credit totalling $40,000,000. These lines of credit were partially utilized during both 1994 and 1993 to secure obligations of selected foreign subsidiaries in the respective year-end amounts of $15,000,000 and $11,100,000.

     Other lines of credit are available to the Company in foreign countries in connection with short-term borrowings and bank overdrafts used in the normal course of business. There were $49,460,000 and $34,751,000 outstanding under such facilities at December 31, 1994 and 1993, respectively.

     Historically, funds from operations and short-term bank borrowings have been sufficient to meet the Company's dividend, capital expenditure and working capital needs. The Company expects that such sources shall be sufficient to meet its short-term cash requirements in the future.

     While the Company has not had to utilize long-term borrowing to fund its operating needs, in January 1993, taking advantage of favorable terms offered, it borrowed $30,000,000, at a fixed interest rate of 7.68%, principal repayable in equal installments in January 1998, 1999 and 2000. The Company does not anticipate any material increased requirement for capital or other expenditures which will adversely affect its liquidity.

     The Company's business generally has been seasonal with greater commissions and fees earned in the second and fourth quarters, particularly the fourth quarter. As a result, cash, accounts receivable, accounts payable and accrued expenses are typically higher on the Company's year-end balance sheet than at the end of any of the preceding three quarters.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS

                                                                          DECEMBER 31
                                                                  ---------------------------
                                                                     1994            1993
                                                                  -----------     -----------
                                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..................................... $170,077,000    $181,267,000
  Marketable securities -- (Notes A and E)......................    7,678,000
  Accounts receivable...........................................  403,973,000     363,105,000
  Expenditures billable to clients..............................   30,145,000      22,581,000
  Other current assets..........................................   63,796,000      69,116,000
                                                                  -----------     -----------
          TOTAL CURRENT ASSETS..................................  675,669,000     636,069,000
INVESTMENTS IN AND ADVANCES TO NONCONSOLIDATED AFFILIATED
  COMPANIES -- (Notes A and B)..................................   16,495,000      16,104,000
FIXED ASSETS, net -- (Note D)...................................   61,174,000      57,724,000
MARKETABLE SECURITIES -- (Notes A and E)........................   14,785,000      22,425,000
INTANGIBLES AND OTHER ASSETS, including loans to officers of
  $5,347,000 in 1994 and $4,947,000 in 1993 -- (Notes A, F, G, I
  and L(1)).....................................................   61,953,000      88,311,000
                                                                  -----------     -----------
          TOTAL ASSETS.......................................... $830,076,000    $820,633,000
                                                                  ===========     ===========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.............................................. $475,188,000    $469,227,000
  Notes payable to banks -- (Note F)............................   64,460,000      45,851,000
  Accrued expenses and other....................................   88,156,000      88,099,000
  Income taxes payable..........................................   14,130,000       7,891,000
                                                                  -----------     -----------
          TOTAL CURRENT LIABILITIES.............................  641,934,000     611,068,000
OTHER LIABILITIES, including deferred compensation of
  $16,244,000 and $15,342,000 -- (Note L(1))....................   30,053,000      31,820,000
LONG-TERM DEBT -- (Note F)......................................   33,025,000      33,025,000
MINORITY INTEREST...............................................    8,843,000       9,053,000
REDEEMABLE PREFERRED STOCK -- at redemption value; par value $1 per share; authorized 500,000 shares; issued and outstanding
  32,000 shares in 1994 and 32,000 in 1993 -- (Note G)..........    7,516,000       6,590,000
COMMON STOCKHOLDERS' EQUITY:
  Common Stock -- par value $1 per share; authorized 10,000,000
     shares; issued 1,077,116 in 1994 and 1,062,046 in 1993.....    1,077,000       1,062,000
  Limited Duration Class B Common Stock -- par value $1 per
     share; authorized 2,000,000 shares; issued 354,668 shares
     in 1994 and 369,738 shares in 1993.........................      355,000         370,000
  Paid-in additional capital....................................   31,895,000      27,329,000
  Retained earnings.............................................  105,123,000     131,835,000
  Cumulative translation adjustment.............................     (728,000)     (3,573,000)
  Unrealized loss on marketable securities -- (Notes A and E)...   (1,492,000)       (147,000)
  Loans to officer used to purchase Common Stock and Limited
     Duration Class B Common Stock -- (Note I)..................   (4,726,000)     (4,726,000)
                                                                  -----------     -----------
                                                                  131,504,000     152,150,000
  Less -- cost of 161,382 and 164,372 shares of Common Stock and
     26,751 and 26,851 shares of Limited Duration Class B Common
     Stock held in treasury at December 31, 1994 and 1993,
     respectively...............................................   22,799,000      23,073,000
                                                                  -----------     -----------
          TOTAL COMMON STOCKHOLDERS' EQUITY.....................  108,705,000     129,077,000
RETIREMENT PLANS, LEASES AND CONTINGENCIES -- (Note L)
                                                                  -----------     -----------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............ $830,076,000    $820,633,000
                                                                  ===========     ===========

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                            YEAR ENDED DECEMBER 31
                                                 ---------------------------------------------
                                                    1994             1993             1992
                                                 -----------      -----------      -----------
Commissions and fees........................... $593,317,000     $567,243,000     $564,468,000
Expenses:
  Salaries and employee related
     expenses -- (Note L(1))...................  370,196,000      348,462,000      346,933,000
  Office and general expenses -- (Note L(2))...  181,826,000      176,054,000      172,512,000
  Goodwill write-off -- (Notes A and M)........   39,944,000        1,939,000        3,065,000
                                                 -----------      -----------      -----------
                                                 591,966,000      526,455,000      522,510,000
                                                 -----------      -----------      -----------
                                                   1,351,000       40,788,000       41,958,000
Other income -- net -- (Note C)................      259,000        1,917,000          630,000
                                                 -----------      -----------      -----------
          INCOME OF CONSOLIDATED COMPANIES
            BEFORE TAXES ON INCOME.............    1,610,000       42,705,000       42,588,000
Provision for taxes on income -- (Note K)......   21,621,000       22,487,000       19,975,000
                                                 -----------      -----------      -----------
          NET INCOME OF CONSOLIDATED
            COMPANIES..........................  (20,011,000)      20,218,000       22,613,000
Minority interest applicable to consolidated
  companies....................................   (3,040,000)      (4,508,000)      (7,612,000)
Equity in nonconsolidated affiliated
  companies....................................    1,673,000        1,971,000          903,000
                                                 -----------      -----------      -----------
          NET (LOSS) INCOME.................... $(21,378,000)     $17,681,000      $15,904,000
                                                 ===========      ===========      ===========
Earnings per Common Share -- (Note J):

  Primary......................................      $(17.51)          $13.46           $12.68
  Fully diluted................................       *                $13.00           $12.25

- - ---------------
     * Antidilutive.

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                                                  COMMON STOCK
                                                 PAID-IN                        HELD IN TREASURY          OTHER
                                    COMMON      ADDITIONAL     RETAINED      -----------------------      EQUITY
                                     STOCK       CAPITAL       EARNINGS       SHARES       AMOUNT        ACCOUNTS        TOTAL
                                   ---------    ----------    -----------    --------    -----------    ----------    -----------
Balance at December 31, 1991..... $1,432,000   $20,030,000   $106,973,000    275,815    $(27,470,000)  $4,188,000    $105,153,000
Net income.......................                              15,904,000                                              15,904,000
Cash dividends -- Common
  Shares -- $3.025...............                              (3,519,000)                                             (3,519,000)
Cash dividends -- Redeemable
  Preferred Stock -- $6.05.......                                (206,000)                                               (206,000)
Common Shares acquired -- at
  cost...........................                                               7,375       (891,000)                    (891,000)
Increase in redemption value of
  Redeemable Preferred
  Stock -- (Note G)..............                                (415,000)                                               (415,000)
Restricted Stock Plan
  activity -- (Note I)...........                  252,000                                                                252,000
Tax benefit from restricted
  stock -- (Note K)..............                  119,000                                                                119,000
Common Shares issued upon
  exercise of stock options......                  498,000                    (70,999)     4,112,000                    4,610,000
Tax benefit from exercise of
  stock options -- (Note K)......                1,556,000                                                              1,556,000
Deferred compensation used to
  purchase Common Shares.........                   20,000                    (17,810)     1,133,000                    1,153,000
Senior Management Incentive Plan
  activity -- (Note L)...........                1,160,000                                                              1,160,000
Notes receivable from senior
  executive related to exercise
  of stock options -- (Note I)...                                                                       (4,726,000)    (4,726,000)
Translation adjustment...........                                                                       (1,409,000)    (1,409,000)
                                   ---------    ----------    -----------    --------    -----------    ----------    -----------
Balance at December 31, 1992.....  1,432,000    23,635,000    118,737,000     194,381    (23,116,000)   (1,947,000)   118,741,000
Net income.......................                              17,681,000                                              17,681,000
Cash dividends -- Common
  Shares -- $3.1375 per share....                              (3,911,000)                                             (3,911,000)
Cash dividends -- Redeemable
  Preferred Stock -- $6.275 per
  share..........................                                (204,000)                                               (204,000)
Common Shares acquired -- at
  cost...........................                                               5,426       (787,000)                    (787,000)
Increase in redemption value of
  Redeemable Preferred
  Stock -- (Note G)..............                                (468,000)                                               (468,000)
Restricted Stock Plan
  activity -- (Note I)...........                  256,000                                                                256,000
Tax benefit from restricted
  stock -- (Note K)..............                   66,000                                                                 66,000
Common Shares issued upon
  exercise of stock options......                  (44,000)                    (8,584)       830,000                      786,000
Tax benefit from exercise of
  stock options -- (Note K)......                   46,000                                                                 46,000
Senior Management Incentive Plan
  activity -- (Note L)...........                3,370,000                                                              3,370,000
Translation adjustment...........                                                                       (6,352,000)    (6,352,000)
Unrealized loss on marketable
  securities -- (Notes A and
  E).............................                                                                         (147,000)      (147,000)
                                   ---------    ----------    -----------    --------    -----------    ----------    -----------
Balance at December 31, 1993.....  1,432,000    27,329,000    131,835,000     191,223    (23,073,000)   (8,446,000)   129,077,000
Net loss.........................                             (21,378,000)                                            (21,378,000)
Cash dividends -- Common
  Shares -- $3.3125 per share....                              (4,196,000)                                             (4,196,000)
Cash dividends -- Redeemable
  Preferred Stock -- $6.625 per
  share..........................                                (212,000)                                               (212,000)
Common Shares acquired -- at
  cost...........................                                               1,993       (372,000)                    (372,000)
Increase in redemption value of
  Redeemable Preferred
  Stock -- (Note G)..............                                (926,000)                                               (926,000)
Restricted Stock Plan
  activity -- (Note I)...........                   30,000                     (1,750)       226,000                      256,000
Tax benefit from restricted
  stock -- (Note K)..............                  450,000                                                                450,000
Common Shares issued upon
  exercise of stock options......                 (101,000)                    (3,333)       420,000                      319,000
Tax benefit from exercise of
  stock options -- (Note K)......                  118,000                                                                118,000
Senior Management Incentive Plan
  activity -- (Note L)...........                4,069,000                                                              4,069,000
Translation adjustment...........                                                                        2,845,000      2,845,000
Unrealized loss on marketable
  securities -- (Notes A and
  E).............................                                                                       (1,345,000)    (1,345,000)
                                   ---------    ----------    -----------    --------    -----------    ----------    -----------
Balance at December 31, 1994..... $1,432,000   $31,895,000   $105,123,000    188,133    $(22,799,000)  $(6,946,000)  $108,705,000
                                   =========    ==========    ===========    ========    ===========    ==========    ===========

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEAR ENDED DECEMBER 31
                                                          -----------------------------------------------
                                                              1994             1993             1992
                                                          -------------    -------------    -------------
OPERATING ACTIVITIES
Net (loss) income......................................   $ (21,378,000)   $  17,681,000    $  15,904,000
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Depreciation and amortization of fixed assets......      15,093,000       13,591,000       13,171,000
    Goodwill write-off.................................      39,944,000        1,939,000        3,065,000
    Amortization of intangibles........................       7,475,000        5,486,000        5,107,000
    Deferred compensation..............................       9,006,000        6,379,000        8,572,000
    Equity in earnings of nonconsolidated affiliated
       companies, net of dividends received of
       $903,000, $1,336,000 and $595,000...............        (770,000)        (635,000)        (308,000)
    Minority interest applicable to consolidated
       companies.......................................       3,040,000        4,508,000        7,612,000
    Amortization of restricted stock expense...........         116,000          256,000          280,000
    Deferred income taxes..............................      (5,104,000)      (3,271,000)       5,351,000
    Changes in operating assets and liabilities:
       (Increase) decrease in accounts receivable......     (31,058,000)     (29,082,000)      27,633,000
       (Increase) decrease in expenditures billable to
         clients.......................................      (6,006,000)         555,000       (4,014,000)
       Decrease (increase) in other current assets.....      10,739,000       28,454,000      (11,434,000)
       Increase in other assets........................      (3,077,000)      (4,141,000)      (5,082,000)
       (Decrease) increase in accounts payable.........      (4,220,000)      76,731,000          769,000
       (Decrease) increase in accrued expenses and
         other.........................................      (9,424,000)      (5,580,000)       8,976,000
       Increase in income taxes payable................       6,600,000        2,385,000          478,000
       Decrease in other liabilities...................      (2,507,000)      (7,298,000)     (26,160,000)
                                                          -------------    -------------    -------------
       NET CASH PROVIDED BY OPERATING
         ACTIVITIES....................................       8,469,000      107,958,000       49,920,000
INVESTING ACTIVITIES
    Purchases of fixed assets..........................     (17,067,000)     (13,421,000)     (11,904,000)
    Increase in investments in and advances to
       nonconsolidated affiliated companies............      (3,564,000)      (4,849,000)      (1,731,000)
    Purchases of marketable securities.................      (1,517,000)     (22,572,000)
    Increase in intangibles, primarily goodwill........     (14,800,000)      (6,770,000)      (1,780,000)
                                                          -------------    -------------    -------------
       NET CASH USED IN INVESTING ACTIVITIES...........     (36,948,000)     (47,612,000)     (15,415,000)
FINANCING ACTIVITIES
    Net proceeds from (repayments of) short-term
       borrowings......................................      15,826,000        9,762,000      (11,331,000)
    Common Shares issued under Restricted Stock Plan...         141,000
    Common Shares acquired for treasury................        (372,000)        (787,000)        (492,000)
    Cash dividends paid on Common Shares...............      (4,112,000)      (3,884,000)      (3,519,000)
    Cash dividends paid on Redeemable Preferred
       Stock...........................................        (212,000)        (204,000)        (206,000)
    Proceeds from exercise of stock options............         319,000          786,000        1,041,000
    Proceeds from the redemption of Redeemable
       Preferred Stock.................................                         (300,000)
    Proceeds from long-term debt.......................                       30,000,000
                                                          -------------    -------------    -------------
       NET CASH PROVIDED BY (USED IN)
         FINANCING ACTIVITIES..........................      11,590,000       35,373,000      (14,507,000)
Effect of exchange rate changes on cash................       5,699,000       (7,207,000)       1,231,000
                                                          -------------    -------------    -------------
       (DECREASE) INCREASE IN CASH AND
         CASH EQUIVALENTS..............................     (11,190,000)      88,512,000       21,229,000
Cash and cash equivalents at beginning of year.........     181,267,000       92,755,000       71,526,000
                                                          -------------    -------------    -------------
       CASH AND CASH EQUIVALENTS AT END
         OF YEAR.......................................   $ 170,077,000    $ 181,267,000    $  92,755,000
                                                          ===============  ===============  ===============

SUPPLEMENTAL INFORMATION REGARDING NON-CASH FINANCING ACTIVITIES.

     In 1992, the Company granted a loan of $3,170,000 in partial payment for the purchase of common stock (see Note I).
                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Material intercompany balances and transactions have been eliminated in consolidation. Certain amounts for years prior to 1994 have been reclassified to conform with the current year classification.

  Commissions and Fees

     Income derived from advertising placed with media is generally recognized based upon the publication or broadcast dates. Income resulting from expenditures billable to clients is generally recognized when billed. Payroll costs are expensed as incurred.

  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturities of those instruments.

  Investments in and Advances to Nonconsolidated Affiliated Companies

     The Company generally carries its investments in nonconsolidated affiliated companies on the equity method. Certain investments which are not material in the aggregate are carried on the cost method.

  Fixed Assets

     Depreciation of furniture, fixtures and equipment is provided for over their estimated useful lives ranging from three to ten years and has been computed principally by the straight-line method. Amortization of leaseholds and leasehold improvements is provided for principally over the terms of the related leases, which are not in excess of the lives of the assets.

  Foreign Currency Translation

     Primarily all balance sheet accounts of the Company's foreign operations are translated at the exchange rate in effect at each year end and income statement accounts are translated at the average exchange rates prevailing during the year. Resulting translation adjustments are made directly to a separate component of stockholders' equity. Foreign currency transaction gains and losses are reported in income. During 1994, 1993 and 1992, foreign currency transaction gains and losses were not material.

  Intangibles

     The excess of purchase price over underlying net equity of certain consolidated subsidiaries and nonconsolidated affiliated companies at the date of acquisition ("goodwill") is being amortized by the straight-line method over periods of up to 20 years. The amounts of goodwill associated with consolidated subsidiaries (included in Other Assets) and nonconsolidated investments (included in Investments in and Advances to Nonconsolidated Affiliated Companies) were $36,603,000 and $7,718,000 in 1994 and $63,965,000 and
$6,995,000 in 1993, respectively.

     Annually, the Company assesses the carrying value of its goodwill and the respective periods of amortization. As part of the evaluation, the Company considers a number of factors including actual operating results, the impact of gains and losses of major local clients, the impact of any loss of key local

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

management staff and any changes in general economic conditions. In 1994, the Company formalized its assessment of goodwill and quantified the recoverability of goodwill based on each agency's estimated future non-discounted cash flows over the applicable remaining amortization periods. This required management to make certain specific assumptions with respect to future revenue and expense levels. Where multiple investments had been made in an agency, a weighted average amortization period is used.

     Charges to reflect permanent impairment are recorded to the extent that the unamortized book value of the goodwill exceeds the future cumulative non-discounted cash flows. If such cash flows are expected to recover less than 10% of the associated goodwill, a full write-off is recorded. No write-off is recorded if the cash flows are expected to recover 90% or more of the associated goodwill.

  Income Taxes

     The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides appropriate foreign withholding taxes on unremitted earnings of consolidated and nonconsolidated foreign companies.

  Marketable Securities

     Effective December 31, 1993, the Company adopted FAS 115, Accounting for Certain Investments in Debt and Equity Securities. The Company has classified its investments in marketable securities as available-for-sale at the time of purchase and re-evaluates such designation as of each balance sheet date. Available-for-sale securities are carried at fair value, based on publicly quoted market prices, with unrealized gains and losses reported as a separate component of stockholders' equity.

B.  FOREIGN OPERATIONS

     The following financial data is applicable to consolidated foreign subsidiaries:

                                                        1994            1993            1992
                                                    ------------    ------------    ------------
           Current assets.........................  $349,208,000    $357,391,000    $369,342,000
           Current liabilities....................   364,571,000     367,048,000     372,391,000
           Other assets -- net of other
             liabilities..........................    50,696,000      69,915,000      77,214,000
           Net (loss) income......................   (35,043,000)      2,584,000       4,473,000

     Consolidated retained earnings at December 31, 1994 includes equity in unremitted earnings of nonconsolidated foreign companies of approximately $4,156,000.

C.  OTHER INCOME - NET

                                                           1994           1993           1992
                                                        ----------     ----------     ----------
           Interest income............................  $7,507,000     $7,307,000     $6,565,000
           Interest expense...........................  (7,833,000)    (7,558,000)    (7,170,000)
           Dividends from affiliates..................      86,000        674,000        198,000
           Other -- net...............................     499,000      1,494,000      1,037,000
                                                        ----------     ----------     ----------
                                                        $  259,000     $1,917,000     $  630,000
                                                        ==========     ==========     ==========

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

D.  FIXED ASSETS

     Components of fixed assets-at cost are:

                                                                       1994           1993
                                                                    -----------    -----------
           Furniture, fixtures and equipment......................  $97,988,000    $90,304,000
           Leaseholds and leasehold improvements..................   43,770,000     42,091,000
                                                                    -----------    -----------
                                                                    141,758,000    132,395,000
           Less accumulated depreciation and amortization.........   80,584,000     74,671,000
                                                                    -----------    -----------
                                                                    $61,174,000    $57,724,000
                                                                    ============   ============

E.  MARKETABLE SECURITIES

     At December 31, 1994 and 1993, the Company's investments in marketable securities consist of U.S. Treasury obligations with maturities of 11 months to 6 years and a market value of $22,463,000 and $22,425,000, respectively. At December 31, 1994 and 1993, the Company has recorded unrealized losses of $1,492,000 and $147,000, respectively related to these investments.

F.  CREDIT ARRANGEMENTS AND LONG-TERM DEBT

     The Company maintains committed lines of credit of $40,000,000 with various banks and may draw against the lines on unsecured demand notes at rates below the applicable bank's prime interest rate. These lines of credit were partially utilized during both 1994 and 1993 to secure obligations of selected foreign subsidiaries in the respective year-end amounts of $15,000,000 and $11,100,000. The weighted average interest rate related to the debt associated with the committed lines of credit was 6.25% and 7.7% at December 31, 1994 and 1993 respectively. The Company had $49,460,000 and $34,751,000 outstanding under other uncommitted lines of credit at December 31, 1994 and 1993, respectively. The weighted average interest rate for the borrowings under the uncommitted lines of credit was 7.7% and 10.9%, at December 31, 1994 and 1993, respectively. The carrying amount of the debt outstanding under both the committed and uncommitted lines of credit approximates fair value because of the short maturities of the underlying notes.

     In January 1993, the Company borrowed $30,000,000 from the Prudential Insurance Company at a fixed interest rate of 7.68% and principal repayable in equal installments of $10,000,000 in January 1998, 1999 and 2000. The terms of the loan agreement require, inter alia, that the Company maintain specified levels of net worth, meet certain cash flow requirements and limit its incurrence of additional indebtedness to certain specified amounts. At December 31, 1994, the Company was in compliance with all of these covenants. The fair value of the Prudential debt is estimated to be $29,900,000 and $31,400,000 at December 31, 1994 and 1993 respectively. This estimate was determined using a discounted cash flow analysis using current interest rates for debt having similar terms and remaining maturities.

     The remaining balance of long-term debt consists of 8- 1/2% Convertible Subordinated Debentures due December 10, 1996 which are currently convertible into 8.43 shares of Common Stock and an equal amount of Limited Duration Class B Common Stock, subject to certain adjustments, for each $1,000 principal amount of such Debentures. The debt was issued in exchange for cash and a $3,000,000, 9% promissory note, payable December 10, 1997 from an officer of the Company that is included in Other Assets at December 31, 1994 and 1993. During each of the years 1994, 1993 and 1992, the Company paid to the officer interest of $257,000 pursuant to the terms of the Debenture and the officer paid to the Company interest of $270,000 pursuant to the terms of the 9% promissory note.

     For the years 1994, 1993 and 1992, the Company made interest payments of $7,839,000, $6,529,000 and $7,242,000, respectively.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

G.  REDEEMABLE PREFERRED STOCK

     As of December 31, 1994, the Company had outstanding 20,000 shares of Series I Preferred Stock, 5,000 shares each of its Series II and Series III Preferred Stock, and 2,000 shares of Series 1 Preferred Stock. As of December 31, 1993, the Company had outstanding 22,000 shares of Series 1 Preferred Stock and 5,000 shares each of its Series 2 and 3 Preferred Stock which were sold to certain current and former employees, including one senior executive, for a combination of cash and full recourse promissory notes (included in Other Assets). In April 1994, the senior executive entered into an Exchange Agreement pursuant to which he exchanged 20,000 shares of Series 1 Preferred Stock and 5,000 shares each of Series 2 and Series 3 Preferred Stock (collectively, the "Original Preferred Stock") for a like number of shares of new Preferred Stock, designated Series I Preferred Stock, Series II Preferred Stock and Series III Preferred Stock (collectively, the "New Preferred Stock"). The terms of the New Preferred Stock, including the basic economic terms relating thereto, are essentially the same as the Original Preferred Stock, except that the redemption date of the New Preferred Stock is fixed at April 7, 2004, unless redeemed earlier under the circumstances described below, rather than on a date determined by reference to the senior executive's termination of full-time employment with the Company, as was the case with the Original Preferred Stock. The terms of the New Preferred Stock also give the holder, his estate or legal representative, as the case may be, the option to require the Company to redeem his New Preferred Stock for a period of 12 months following his (i) death, (ii) permanent disability or permanent mental disability, (iii) termination of full-time employment for good reason or (iv) termination of full-time employment by the Company with cause. In addition, the maturity date for the outstanding promissory notes referred to above was extended to April, 2004. The terms of the Series 1 Preferred Stock permits the holder of shares thereof the option to have his shares redeemed upon termination of his employment prior to age 65. The Company is obligated to redeem such shares following the attainment of age 65 by the holder thereof following termination of employment.

     Each share of Preferred Stock is to be redeemed by the Company at a price equal to the book value per share attributable to one share of Common Stock and one share of Class B Common Stock upon redemption (subject to certain adjustments), less a fixed discount established upon the issuance of the Preferred Stock. The holders of each class of Preferred Stock are entitled to receive cumulative preferential dividends at the annual rate of $.25 per share, and to participate in dividends on one share of the Common Stock and one share of the Class B Common Stock to the extent such dividends exceed the per share preferential dividend. In April 1993, the Company, at the option of one holder, after attainment of age 65, redeemed 2,000 shares of Series 1 Preferred Stock at a price of $347,000. The Company discharged its obligation by payment of cash of $300,000 and forgiveness of the holder's promissory note of $47,000. The amount of the full recourse promissory notes included in Other Assets at December 31, 1994 and 1993 was $763,000. The interest paid by the senior employees to the Company in 1994, 1993 and 1992 pursuant to the terms of these notes was $70,000, $70,000 and $77,000, respectively.

     In accordance with the terms of the respective Certificates of Designation and Terms of each Series of Preferred Stock ("Certificates"), the change in redemption value in 1994 does not reflect the write-off of goodwill described in Notes A and M, but rather reflects amortization as if the Company had continued to write-off goodwill in accordance with historical amortization schedules.

     Following the distribution of the new class of Common Stock designated Limited Duration Class B Common Stock, the holder of the Preferred Stock became entitled to eleven votes per share on all matters submitted to the vote of stockholders. The holder of the Series I Preferred Stock is entitled, as well, to vote as a single class to elect or remove one-quarter of the Board of Directors, to approve the merger or consolidation of the Company or the sale by it of all or substantially all of its assets, and to approve the authorization or issuance of any other class of Preferred Stock having equivalent voting rights.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     In the event of the liquidation of the Company, holders of Preferred Stock are entitled to a preferential liquidation distribution of $1.00 per share in addition to all accrued and unpaid preferential dividends.

     The total carrying value of the Preferred Stock (applicable to those shares outstanding at each respective year end) increased by $926,000, $468,000 and $415,000 in 1994, 1993 and 1992, respectively. The change in carrying value represents the change in redemption value during those periods. This change is referred to as "Additional Capital Applicable to Redeemable Preferred Stock" in the respective Certificates.

H.  COMMON STOCK

     The Company has authorized and outstanding two classes of common stock, Common Stock and Limited Duration Class B Common Stock (Class B Common Stock), both $1 par value per share.

     The Class B Common Stock has the same dividend and liquidation rights as the Common Stock and a holder of each share of Class B Common Stock is entitled to ten votes on all matters submitted to stockholders. The shares of Class B Common Stock are restricted as to transferability and upon transfer, except to specified limited classes of transferees, will convert into shares of Common Stock which have one vote per share. The Class B Common Stock will automatically convert to Common Stock on April 30, 1996.

I.  RESTRICTED STOCK AND STOCK OPTION PLANS

     The Company's 1994 Stock Incentive Plan ("Stock Incentive Plan") was adopted in March 1994 subject to stockholder approval which was received in June 1994. The Stock Incentive Plan replaces the Restricted Stock Plan, the Executive Growth Plan, the Incentive Stock Option Plan and the Nonqualified Stock Option Plan ("Prior Plans") and any shares available for granting of awards under the Prior Stock Plans are no longer available for such awards. Options granted pursuant to the Prior Plans remain outstanding and in full force and shares reserved remain for such purposes.

Stock Incentive Plan

     Under the Stock Incentive Plan, awards in the form of incentive or nonqualified stock options or restricted stock are available to be granted through June 2003 to officers and other key employees. A maximum of 250,000 shares of Common Stock are available for grant under the Stock Incentive Plan and no employee can be granted stock options in excess of 75,000 shares or more than 75,000 shares of restricted stock. Stock options cannot be granted at a price less than 100% of the fair market value of the shares on the date of grant. A committee of the Board of Directors ("the Committee") determines the terms and conditions under which the awards may be granted or exercised. Options, however, shall expire not later than ten years from the date of grant. Shares of restricted stock may be sold to participants, at a purchase price determined by the Committee (which may be less than fair market value per share). During 1994, non-qualified options for 3,250 shares of Common Stock were granted at a total option price of $530,750. In addition, 1,750 shares of Restricted Stock were issued at prices between $77.50 and $81.50 per share with restrictions as to transferability expiring after five years. No restrictions lapsed during 1994 and no restricted stock or options were forfeited during 1994. At December 31,1994, there were 245,000 shares of Common Stock available for issuance under the Stock Incentive Plan.

     Compensation to employees under the Plan of $134,000 representing the unamortized excess of the market value of restricted stock over any cash consideration received, is carried as a reduction of Paid-In Additional Capital and is charged to income ($7,000 in 1994) over the related required period of service of the respective employees.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

  Restricted Stock Plan

     Shares which have been issued and are now outstanding under the provisions of the Company's Restricted Stock Plan are subject to restrictions as to transferability expiring generally five or six years from the date of issue. In 1990, an additional 100,000 shares of Common Stock were authorized under this Plan. During 1994, the restriction lapsed on 13,800 shares of Common Stock. At December 31, 1994, there were no shares of Common Stock or Class B Common Stock reserved by the Company and available for issuance under this Plan. At December 31, 1993, there were 125,000 shares of Common Stock and 49,900 shares of Class B Common Stock reserved for issuance under this Plan. Compensation to employees under the Plan of $105,000 representing the unamortized excess of the market value of restricted stock over any cash consideration received, is carried as a reduction of Paid-In Additional Capital and is charged to income ($109,000 in 1994, $256,000 in 1993 and $252,000 in 1992) over the related required period of service of the respective employees.

     This plan was replaced by the Stock Incentive Plan discussed above.

  Executive Growth Plan

     Under the terms of the Company's qualified stock option plan (Executive Growth Plan), options were granted to officers and other key employees at prices not less than 100% of the fair market value of the shares on the date of grant. At December 31, 1994, 1993 and 1992, there were no options outstanding and no options exercisable. At December 31, 1991, there were 25,000 options for Class B Common Stock and 25,000 options for Common Stock outstanding and exercisable under this plan. During 1992, these options were exercised at a total option price of $3,237,000, and were paid for with cash of $67,000 and a note from an officer of the Company in the amount of $3,170,000 due and payable in December 2001 at a fixed interest rate of 6.06%. At December 31, 1994, there were no shares of either Common Stock or Class B Common Stock reserved by the Company for issuance with respect to the Plan. In addition, the holder of the options was entitled to receive an additional amount representing the dividends which would have been paid if the options had been exercised on the date of grant. The holder used this additional amount ($1,153,000) to purchase an additional 8,905 shares of both Common Stock and Class B Common Stock. The additional amount was reflected as compensation expense in 1992 and in years prior to the exercise.

     In addition, and in accordance with the terms of the option agreement, the holder of the options issued to the Company a promissory note in the principal amount of $2,340,000 bearing interest at the rate of 6.06%, payable in December 2001, to settle his obligation to provide the Company with funds necessary to pay the required withholding taxes due upon the exercise of the options. The Company received a tax benefit of $1,556,000 upon the exercise of the options. A portion of this note equal to the tax benefit and the full amount of the note for $3,170,000 are reflected in a separate component of stockholders' equity at December 31, 1994 and 1993.

     The interest paid to the Company by the holder pursuant to the terms of the two notes issued in connection with the option exercise was $334,000 in both 1994 and 1993.

     This plan was replaced by the Stock Incentive Plan discussed above.

  Incentive Stock Option Plan

     In 1982, the Company adopted an Incentive Stock Option Plan. Under this plan in which options were available to be granted through May 1992, options were granted to key employees, including officers, at a price not less than 100% of the fair market value of the shares on the date of grant. A Committee of the Board of Directors determined the terms and conditions under which options may be granted or exercised. However,

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

options (i) may not be exercised within twelve months from the date of grant,
(ii) may not be granted to Committee members, (iii) expire within ten years from the date of grant and (iv) must be exercised in the order of grant.

     Transactions involving outstanding stock options under this Plan were:

                                                                  NUMBER OF SHARES
                                                                ---------------------
                                                                CLASS B                       TOTAL
                                                                COMMON        COMMON          OPTION
                                                                 STOCK         STOCK          PRICE
                                                                -------       -------       ----------
    Outstanding, December 31, 1991............................   14,833        19,833       $2,635,000
    Cancelled.................................................     (500)         (500)         (65,000)
    Exercised.................................................  (10,233)      (10,233)      (1,323,000)
                                                                -------       -------       ----------
    Outstanding, December 31, 1992............................    4,100         9,100        1,247,000
    Cancelled.................................................     (300)         (300)         (58,000)
    Exercised.................................................   (3,700)       (3,700)        (676,000)
                                                                -------       -------       ----------
    Outstanding, December 31, 1993............................      100         5,100          513,000
    Exercised.................................................     (100)         (100)         (18,000)
                                                                -------       -------       ----------
    Outstanding, December 31, 1994............................      -0-         5,000       $  495,000
                                                                ========      ========      ==========

     As of December 31, 1994, options to acquire 2,856 shares of Common Stock were exercisable. There are 5,000 shares of Common Stock reserved to be issued with respect to this plan.

     This plan was replaced by the Stock Incentive Plan discussed above.

  Nonqualified Stock Option Plan

     On December 2, 1987, the Company adopted a Nonqualified Stock Option Plan, whereby 100,000 shares of Common Stock were reserved for issuance. In 1990, the number of shares of Common Stock authorized for issuance under this Plan was increased to 200,000. No shares were available for grant after June, 1994. At the discretion of a Committee of the Board of Directors, nonqualified stock options were granted to employees eligible to receive options at prices not less than 100% of the fair market value of the shares on the date of grant, and options must be exercised within 10 years of grant and for only specified limited periods beyond termination of employment.

     Transactions involving outstanding stock options under this Plan were:

                                                                                             TOTAL
                                                                            NUMBER           OPTION
                                                                           OF SHARES         PRICE
                                                                           ---------       ----------
    Outstanding, December 31, 1991.......................................    40,850        $4,307,000
    Cancelled............................................................    (2,200)         (257,000)
    Issued...............................................................     1,000           131,000
    Exercised............................................................      (533)          (50,000)
                                                                           ---------       ----------
    Outstanding, December 31, 1992.......................................    39,117         4,131,000
    Cancelled............................................................      (567)          (58,000)
    Exercised............................................................    (1,184)         (110,000)
                                                                           ---------       ----------
    Outstanding, December 31, 1993.......................................    37,366         3,963,000
    Cancelled............................................................    (1,084)         (116,000)
    Exercised............................................................    (3,133)         (301,000)
                                                                           ---------       ----------
    Outstanding, December 31, 1994.......................................    33,149        $3,546,000
                                                                           =========       ==========

     As of December 31, 1994 and 1993, 27,867 and 19,668 of the outstanding options, respectively, were exercisable, and 33,149 shares were reserved for issuance under this plan.

     This plan was replaced by the Stock Incentive Plan discussed above.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

J.  COMPUTATION OF NET INCOME PER COMMON SHARE

     The computation of net income per common share is based on the weighted average number of common shares outstanding, including adjustments for the effect of the assumed exercise of dilutive stock options and shares issuable pursuant to the Company's Senior Management Incentive Plan (see Note L(1)) (1,285,605 in 1994, 1,263,900 in 1993 and 1,205,241 in 1992) and, for fully diluted net income per common share, the assumed conversion of the 8 1/2% Convertible Subordinated Debentures issued in December 1983. Also, for the purpose of computing net income per common share, the Company's net income is reduced by dividends on the Preferred Stock and is reduced or increased to the extent of an increase or decrease, respectively, in redemption value of the Preferred Stock. Primary net income per common share is computed as if stock options were exercised at the beginning of the period and the funds obtained thereby used to purchase common shares at the average market price during the period. In computing fully diluted net income per common share, the market price at the close of the period or the average market price, whichever is higher, is used to determine the number of shares which are assumed to be repurchased.

     The effects of the Preferred Stock dividend requirements and the change in redemption values amounted to $.88, $.53 and $.52 per share in 1994, 1993 and 1992, respectively.

K.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. At December 31, 1994, 1993 and 1992, the Company had deferred tax assets of $19,651,000, $16,282,000 and $15,334,000 and deferred tax liabilities of $10,459,000, $12,194,000 and
$14,517,000, respectively, detailed as follows:

                                                               DEFERRED TAX ASSETS (LIABILITIES)
                                                          -------------------------------------------
                                                             1994            1993            1992
                                                          -----------     -----------     -----------
      Restructuring costs and related future tax
        benefits........................................  $ 2,056,000     $ 3,531,000     $ 5,767,000
      Deferred compensation.............................    8,955,000       5,730,000       4,220,000
      Accrued expenses..................................    8,640,000       7,021,000       5,347,000
      Safe harbor lease and depreciation................   (7,493,000)     (9,228,000)    (10,772,000)
      Tax on unremitted foreign earnings and other......   (2,966,000)     (2,966,000)     (3,745,000)
                                                          -----------     -----------     -----------
                                                            9,192,000       4,088,000         817,000
      Valuation allowance for deferred tax assets.......          -0-             -0-             -0-
                                                          -----------     -----------     -----------
      Net deferred tax assets...........................  $ 9,192,000     $ 4,088,000     $   817,000
                                                          ============    ============    ============

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The components of income before taxes on income are as follows:

                                                                1994           1993           1992
                                                             -----------    -----------    -----------
    Domestic...............................................  $25,918,000    $28,646,000    $20,440,000
    Foreign................................................  (24,308,000)    14,059,000     22,148,000
                                                             -----------    -----------    -----------
                                                             $1,610,000     $42,705,000    $42,588,000
                                                             =============  ============   ============

     Provisions (benefits) for Federal, foreign, state and local income taxes consisted of the following:

                                 1994                           1993                          1992
                      --------------------------     --------------------------     -------------------------
                        CURRENT       DEFERRED         CURRENT       DEFERRED         CURRENT       DEFERRED
                      -----------    -----------     -----------    -----------     -----------    ----------
    Federal.........  $11,510,000    $(2,470,000)    $12,106,000    $(2,448,000)    $ 1,649,000    $3,752,000
    Foreign.........    9,034,000     (1,197,000)      8,580,000     (1,578,000)     11,727,000
    State and
      local.........    6,181,000     (1,437,000)      5,072,000        755,000       1,248,000     1,599,000
                      -----------    -----------     -----------    -----------     -----------    ----------
                      $26,725,000    $(5,104,000)    $25,758,000    $(3,271,000)    $14,624,000    $5,351,000
                      ============   ============    ============   ============    ============   ==========

     The effective tax rate varied from the statutory Federal income tax rate as follows:

                                                                          1994       1993      1992
                                                                        --------     -----     -----
    Statutory Federal tax rate........................................      35.0%     35.0%     34.0%
    State and local income taxes (benefits), net of Federal income
      tax.............................................................     191.5       8.9       4.4
    Difference in foreign tax rates...................................     215.0       6.8       8.7
    Withholding tax on unremitted foreign earnings....................      33.4       1.2       1.0
    Goodwill write-off................................................     868.3       1.6       2.5
    Adjustment of prior years' provisions.............................     (24.8)     (2.2)     (4.9)
    Other--net........................................................      24.5       1.4       1.2
                                                                        --------     -----     -----
                                                                         1,342.9%     52.7%     46.9%
                                                                        =========    ======    ======

     During the years 1994, 1993 and 1992, the Company made net income tax payments of $19,005,000, $18,748,000 and $14,435,000, respectively.

     The tax benefit resulting from the difference between compensation expense deducted for tax purposes and compensation expense charged to income for restricted stock and nonqualified stock options is recorded as an increase to Paid-In Additional Capital.

L.  RETIREMENT PLANS, DEFERRED COMPENSATION, LEASES AND CONTINGENCIES

1. The Company's Profit Sharing Plan is available to all employees of the Company and qualifying subsidiaries meeting certain eligibility requirements. The Plan provides for contributions by the Company at the discretion of the Board of Directors, subject to maximum limitations. The Company also operates a noncontributory Employee Stock Ownership Plan covering eligible employees of the Company and qualifying subsidiaries, under which the Company may make contributions (in stock or cash) to an Employee Stock Ownership Trust ("ESOT") in amounts each year as determined at the discretion of the Board of Directors. The Company made only cash contributions to the Plan in 1994, 1993 and 1992. The Company and the ESOT have certain rights to purchase shares from participants whose employment has terminated. In addition to the two plans noted above, various subsidiaries maintain separate profit sharing and retirement arrangements. Furthermore, the Company also provides additional retirement and deferred compensation benefits to certain officers and employees.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

   The Company maintains a Senior Management Incentive Plan in which deferred compensation is granted to senior executive or management employees deemed essential to the continued success of the Company. The amount recorded as an expense related to this Plan amounted to $5,434,000, $4,581,000 and $4,340,000 in 1994, 1993 and 1992, respectively. Approximately $4,215,300,
   $3,343,000 and $1,160,000 of Plan expense incurred in 1994, 1993 and 1992, respectively, will be payable in Company stock in accordance with the terms of the Plan. These awards convert into 28,081, 18,461 and 8,624 equivalent shares of Common Stock in 1994, 1993 and 1992, respectively. The future obligation related to the stock award has been reflected as an increase to Paid-In Additional Capital.

   Expenses related to the foregoing plans and benefits aggregated $24,211,000 in 1994, $21,057,000 in 1993 and $25,002,000 in 1992.

   In December 1990, the Company amended its employment agreement with its Chairman and Chief Executive Officer. Concurrently, the Company also discharged this individual's pension obligation which had been established pursuant to the terms of his long-standing employment agreement. This obligation was partially satisfied by a distribution of approximately $19.8 million from a trust fund previously established by the Company for this purpose. The remainder of the amount necessary to discharge this obligation (approximately $9.5 million) was distributed from general corporate funds. Included in Other Assets at December 31, 1994 and 1993 is approximately $7,100,000 and $9,500,000 respectively, related to this arrangement which is being amortized to expense over the remaining term of the related employment agreement.

   Pursuant to an employment agreement, dated December 21, 1990, an executive officer of the Company borrowed $1,000,000 from the Company repayable at December 31, 1995, except that one-fifth of the principal of the loan is forgiven by the Company each December 31, beginning with December 31, 1991, provided that the officer continues to be employed by the Company on those dates. In 1994, the executive officer entered into a new employment agreement. Pursuant to that agreement, the executive officer borrowed an additional $600,000 from the Company repayable at December 31, 1998 except that one-third of the principal of the loan is forgiven by the Company each December 31, beginning with December 31, 1996, provided that the officer continues to be employed by the Company on those dates. In 1994, 1993 and 1992, the Company has included in each year $200,000 of compensation expense, representing the amount of loan forgiven each year. As of December 31, 1994 and 1993, the remaining loan balance was $800,000 and $400,000, respectively (the long-term portion of the loan, $600,000 in 1994 and $200,000 in 1993, is included in Other Assets).

2. Rental expense amounted to approximately $35,568,000 in 1994, $32,725,000 in 1993 and $33,741,000 in 1992 which is net of sub-lease rental income of $1,263,000 in 1994, $2,016,000 in 1993, and $3,343,000 in 1992. Approximate
   minimum rental commitments, excluding escalations, under noncancellable operating leases are as follows:

                                                                SUB-LEASE
                                             OFFICE SPACE      COMMITMENTS           NET
                                             ------------      ------------      ------------
            1995...........................  $ 27,822,000       $ (352,000)      $ 27,470,000
            1996...........................    25,847,000         (147,000)        25,700,000
            1997...........................    24,381,000         (165,000)        24,216,000
            1998...........................    20,486,000          (79,000)        20,407,000
            1999...........................    19,945,000          (80,000)        19,865,000
            Beyond 1999....................    36,175,000          (65,000)        36,110,000
                                             ------------      ------------      ------------
                                             $154,656,000       $ (888,000)      $153,768,000
                                             =============     ==============    =============

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

3. The Company is not involved in any pending legal proceedings not covered by insurance or by adequate indemnification or which, if decided adversely, would have a material effect on either the results of operations, liquidity or financial position of the Company.

M.  GOODWILL WRITE-OFF

     In the fourth quarter of 1994, the Company wrote-off $39,944,000 of goodwill. The non-cash write-off related almost exclusively to international acquisitions made by the Company principally in the 1980's. The carrying value of the Company's goodwill prior to the write-off was approximately $84,000,000 and the write-off was associated with 34 of the almost 100 investments for which the Company had unamortized goodwill. The portion of the write-off relating to advertising agencies was approximately $31,295,000 and $8,649,000 relates to public relations agencies. Significant amounts of these write-offs related to operations in the United Kingdom.

     The widely recognized international recession seriously affected the advertising industry, particularly in Western Europe, where the Company has its largest and most developed international operations. As the recession abated in the latter part of 1994, the Company was able to assess more clearly the long-term prospects of the affected operations. At that point, and in connection with annual business plan meetings which took place in the fourth quarter, it became clear that the goodwill associated with a number of the agencies had become permanently impaired. Management's projections indicated that anticipated future cash flows for these specific operations would not, as would be expected in a normal post-recession environment, recover sufficiently to cover amortization of the associated goodwill.

     The material portion of the goodwill write-off related to ten agencies acquired in the United Kingdom as part of a strategy to develop the Company's representation outside of the London market in the general advertising category and in specialized disciplines (such as retail advertising, promotional services and public relations). With the revival of the industry, a review of the Company's local market strategies and in conjunction with several key management changes, client losses or the inability of these operations to maintain revenues with replacement or new clients, after the analysis referred to above, management concluded that the goodwill associated with these operations had been permanently impaired. While future client losses and management changes could affect the Company's operation in the United Kingdom, the Company has consolidated a number of operations, thereby lessening the likelihood of a negative impact from any instance of client or management turnover. In addition, the unimpaired goodwill balances associated with the United Kingdom operations represents less than 10% of the Company's consolidated unamortized goodwill as of December 31, 1994.

     In 1993 and 1992, respectively, the Company wrote-off $1,939,000 and $3,065,000 of goodwill in excess of normal amortization schedules.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

N.  INDUSTRY SEGMENT AND RELATED INFORMATION

     Commissions and fees and operating profit by geographic area for the years ended December 31, 1994, 1993 and 1992, and related identifiable assets at December 31, 1994, 1993 and 1992 are summarized below (000s omitted):

                                        UNITED STATES                    WESTERN EUROPE                      OTHER
                                ------------------------------   ------------------------------   ---------------------------
                                  1994       1993       1992       1994       1993       1992      1994      1993      1992
                                --------   --------   --------   --------   --------   --------   -------   -------   -------
Commissions and fees..........  $277,411   $267,964   $241,279   $273,754   $260,005   $281,632   $42,152   $39,274   $41,557
                                ========   ========   ========   ========   ========   ========   =======   =======   =======
Operating profit (loss).......  $ 22,767   $ 28,809   $ 20,023   $(20,457)  $ 11,415   $ 16,594   $  (959)  $   564   $ 5,341
                                ========   ========   ========   ========   ========   ========   =======   =======   =======
Other income-net..............
Income of consolidated
  companies before taxes on
  income......................
Identifiable assets...........  $390,547   $353,532   $260,849   $353,904   $389,723   $427,728   $69,130   $61,274   $52,627
                                ========   ========   ========   ========   ========   ========   =======   =======   =======
Investments in and advances to
  nonconsolidated affiliated
  companies...................
Total assets..................

                                         CONSOLIDATED
                                ------------------------------
                                  1994       1993       1992
                                --------   --------   --------
Commissions and fees..........  $593,317   $567,243   $564,468
                                ========   ========   ========
Operating profit (loss).......  $  1,351   $ 40,788   $ 41,958

Other income-net..............       259      1,917        630
                                --------   --------   --------
Income of consolidated
  companies before taxes on
  income......................  $  1,610   $ 42,705   $ 42,588
                                ========   ========   ========
Identifiable assets...........  $813,581   $804,529   $741,204

Investments in and advances to
  nonconsolidated affiliated
  companies...................    16,495     16,104     11,160
                                --------   --------   --------
Total assets..................  $830,076   $820,633   $752,364
                                ========   ========   ========

     Commissions and fees from one client amounted to 13.8%, 13.0% and 13.4% of the consolidated total in 1994, 1993 and 1992, respectively.

                         REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
GREY ADVERTISING INC.

     We have audited the accompanying consolidated balance sheets of Grey Advertising Inc. and consolidated subsidiary companies as of December 31, 1994 and 1993, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grey Advertising Inc. and consolidated subsidiary companies at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

New York, New York
February 8, 1995